PARAMOUNT COMMUNICATIONS BOARD TO CONVENE NEXT WEEK

  NEW YORK, Jan. 7 -- Paramount Communications, Inc. (NYSE: PCI) said today that its board of directors will convene next week to consider Viacom's (AMEX: VIA) revised proposal to acquire Paramount, announced earlier today.

  CONTACT: Jerry Sherman, 212-373-8725, or Carl D. Folta, 212-373-8530, both of Paramount Communications, or Jeff Taufield of Kekst and Company, 212-593-2665.